UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 31, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Unaudited consolidated interim financial information at September 30, 2016 and Report on Review of Interim

Financial Information

REPORT ON REVIEW OF CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders

Fibria Celulose S.A

São Paulo — SP

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended September 30, 2016, comprising the balance sheet at that date, the statements of income and comprehensive income for the quarter and nine-month period then ended, the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the Deliberation CVM 673/11 (which approved accounting standard CPC 21(R1) - Interim Financial Reporting), and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB).   Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (Brazilian audit standard NBC TR 2410, wholly converged to ISRE 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).   A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.   A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.   Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above has not been prepared, in all material respects, in accordance with Deliberation CVM 673/11 and IAS 34.

Prior year and period corresponding balances

The amounts corresponding to the financial statements for the year ended December 31, 2015, and to the interim accounting information for the quarter ended on September 30, 2015, presented for comparison purposes, were audited by other auditors who issued reports dated January 27, 2016 and October 22, 2015, respectively, without qualification.

São Paulo, October 25, 2016.

BDO RCS Auditores Independentes SS

CRC 2SP 013846/O-1

Eduardo Affonso de Vasconcelos

Accountant — CRC-1SP166001/O-3

Francisco de Paula dos Reis Júnior

Accountant CRC 1 SP 139268/O-6

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at
In thousands of Reais

Assets	September 30, 2016	December 31, 2015

Current
Cash and cash equivalents (Note 7)	1,133,852	1,077,651
Marketable securities (Note 8)	2,371,858	1,411,864
Derivative financial instruments (Note 9)	199,836	26,795
Trade accounts receivable, net (Note 10)	474,778	742,352
Inventory (Note 11)	1,787,650	1,571,146
Recoverable taxes (Note 12)	224,069	462,487
Other assets	190,703	168,283

	6,382,746	5,460,578

Non-current
Marketable securities (Note 8)	70,661	68,142
Derivative financial instruments (Note 9)	315,248	273,694
Related parties receivables (Note 14)	9,739	11,714
Recoverable taxes (Note 12)	1,610,412	1,511,971
Advances to suppliers	640,747	630,562
Judicial deposits	192,156	195,344
Deferred taxes (Note 13)	1,122,895	2,399,213
Assets held for sale (Note 1(b))	598,257	598,257
Other assets	108,218	92,714

Investments (Note 15)	117,170	137,771
Biological assets (Note 16)	4,323,741	4,114,998
Property, plant and equipment (Note 17)	11,990,534	9,433,386
Intangible assets (Note 18)	4,584,105	4,505,634

	25,683,883	23,973,400

Total assets	32,066,629	29,433,978

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at
In thousands of Reais	(continued)

Liabilities and shareholders’ equity	September 30, 2016	December 31, 2015

Current
Loans and financing (Note 19)	1,509,772	1,072,877
Derivative financial instruments (Note 9)	250,750	302,787
Trade payables (Note 20)	1,342,709	668,017
Payroll, profit sharing and related charges	155,964	170,656
Taxes payable	137,944	564,439
Dividends payable	4,126	86,288
Other payables	113,058	90,235

	3,514,323	2,955,299

Non-current
Loans and financing (Note 19)	12,682,567	11,670,955
Derivative financial instruments (Note 9)	268,410	825,663
Deferred taxes (Note 13)	371,522	270,996
Provision for legal proceeds (Note 21)	185,753	165,325
Liabilities related to the assets held for sale (Note 1(b))	477,000	477,000
Other payables	237,574	253,420

	14,222,826	13,663,359

Total liabilities	17,737,149	16,618,658

Shareholders’ equity
Share capital	9,729,006	9,729,006
Share capital reserve	10,186	15,474
Treasury shares	(10,378)	(10,378)
Statutory reserves	1,625,977	1,639,901
Other reserves	1,159,634	1,378,365
Retained earnings	1,747,103

Equity attributable to shareholders of the Company	14,261,528	12,752,368

Equity attributable to non-controlling interests	67,952	62,952

Total shareholders’ equity	14,329,480	12,815,320

Total liabilities and shareholders’ equity	32,066,629	29,433,978

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of profit or loss

In thousands of Reais, except for the earnings per share

	2016		2015
	July 1 to September 30, (three months)	September 30, (nine months)	July 1 to September 30, (three months)	September 30, (nine months)

Revenues (Note 22)	2,299,846	7,081,010	2,789,667	7,096,052
Cost of sales (Note 24)	(1,849,485)	(5,016,556)	(1,533,244)	(4,246,565)

Gross profit	450,361	2,064,454	1,256,423	2,849,487

Selling expenses (Note 24)	(114,549)	(345,528)	(110,590)	(312,558)
General and administrative (Note 24)	(68,285)	(201,507)	(65,805)	(194,807)
Equity in results of joint-venture	31	(758)	(6)	744
Other operating income and expense, net (Note 24)	(27,574)	(175,854)	(43,935)	(83,070)

	(210,377)	(723,647)	(220,336)	(589,691)

Income before financial income and expenses	239,984	1,340,807	1,036,087	2,259,796

Financial income (Note 23)	88,573	189,557	51,191	132,182
Financial expenses (Note 23)	(211,157)	(534,503)	(150,827)	(397,946)
Result of derivative financial instruments, net (Note 23)	(31,492)	683,334	(570,507)	(889,479)
Foreign exchange loss and indexation charges, net (Note 23)	(49,271)	1,475,123	(1,687,242)	(2,627,044)

	(203,347)	1,813,511	(2,357,385)	(3,782,287)

Income (loss) before income taxes	36,637	3,154,318	(1,321,298)	(1,522,491)

Income taxes
Current (Note 13)	(13,765)	(36,076)	(68,501)	(147,102)
Deferred (Note 13)	8,794	(1,363,108)	788,373	1,116,594

Net income (loss) for the period	31,666	1,755,134	(601,426)	(552,999)

Attributable to
Shareholders of the Company	28,637	1,747,103	(605,674)	(563,286)

Non-controlling interest	3,029	8,031	4,248	10,287

Net income (loss) for the period	31,666	1,755,134	(601,426)	(552,999)

Basic earnings (loss) per share (in Reais) (Note 25(a))	0.05	3.16	(1.09)	(1.02)

Diluted earnings (loss) per share (in Reais) (Note 25(b))	0.05	3.15	(1.09)	(1.02)

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of comprehensive income

In thousands of Reais

	2016		2015
	July 1 to September 30, (three months)	September 30, (nine months)	July 1 to September 30, (three months)	September 30, (nine months)

Net income (loss) for the period	31,666	1,755,134	(601,426)	(552,999)

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets — Ensyn	1,166	(21,096)	22,194	33,577
Tax effect thereon	(397)	7,172	(7,546)	(11,416)

Total other comprehensive income (loss) for the period, net of taxes	769	(13,924)	14,648	22,161

Total comprehensive income (loss) for the period, net of taxes	32,435	1,741,210	(586,778)	(530,838)

Attributable to
Shareholders of the Company	29,406	1,733,179	(591,026)	(541,125)
Non-controlling interest	3,029	8,031	4,248	10,287

	32,435	1,741,210	(586,778)	(530,838)

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited interim statement of changes in shareholders’ equity

In thousands of Reais

	Capital				Other reserves	Statutory reserves
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Additional dividends proposed	Retained earnings (accumulated losses)	Total	Non-controlling interest	Total

As at December 31, 2014	9,740,777	(11,771)	3,920	(10,346)	1,613,312	311,579	2,916,566			14,564,037	51,668	14,615,705

Net income (loss)									(563,286)	(563,286)	10,287	(552,999)
Other comprehensive income					22,161					22,161		22,161
					22,161				(563,286)	(541,125)	10,287	(530,838)
Transactions with shareholders
Repurchase of shares				(32)						(32)		(32)
Dividends distributed							(110,854)			(110,854)		(110,854)
Stock option program			7,909							7,909		7,909

As at September 30, 2015	9,740,777	(11,771)	11,829	(10,378)	1,635,473	311,579	2,805,712		(563,286)	13,919,935	61,955	13,981,890

As at December 31, 2015	9,740,777	(11,771)	15,474	(10,378)	1,639,901	328,689	830,945	218,731		12,752,368	62,952	12,815,320

Net income									1,747,103	1,747,103	8,031	1,755,134
Other comprehensive loss					(13,924)					(13,924)		(13,924)
					(13,924)				1,747,103	1,733,179	8,031	1,741,210
Transactions with shareholders
Dividends distributed								(218,731)		(218,731)		(218,731)
Stock option program			(5,288)							(5,288)		(5,288)
Additional dividends declared - non-controlling interest - Portocel											(3,031)	(3,031)

As at September 30, 2016	9,740,777	(11,771)	10,186	(10,378)	1,625,977	328,689	830,945		1,747,103	14,261,528	67,952	14,329,480

The accompanying notes are an integral part of these consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows

In thousands of Reais

	September 30, 2016	September 30, 2015

Income (loss) before income taxes	3,154,318	(1,522,491)

Adjusted by
Depreciation, depletion and amortization	1,359,388	1,361,642
Depletion of timber resources from forestry partnership programs	43,462	48,714
Foreign exchange (gains) losses, net	(1,475,123)	2,627,044
Change in fair value of derivative financial instruments	(683,334)	889,479
Equity in results of joint-venture	758	(744)
Loss on disposal of property, plant and equipment and biological assets, net	22,127	15,665
Interest and gain/losses from marketable securities	(118,494)	(64,406)
Interest expense	426,776	329,689
Change in fair value of biological assets	108,014	(29,831)
Impairment of recoverable taxes - ICMS, net	74,701	61,084
Stock option program	(5,288)	7,909
Tax credits	(8,962)
Amortization of transaction costs and other	14,883	4,126

Decrease (increase) in assets
Trade accounts receivable	168,033	209,153
Inventory	(141,419)	(220,193)
Recoverable taxes	85,574	(260,544)
Other assets/advances to suppliers	(68,721)	(49,458)

Increase (decrease) in liabilities
Trade payables	705,831	(43,305)
Taxes payable	(366,602)	8,551
Payroll, profit sharing and related charges	(14,693)	12,739
Other payables	25,670	34,449

Cash provided by operating activities	3,306,899	3,419,272

Interest received	109,669	59,064
Interest paid	(359,539)	(264,469)
Income taxes paid	(90,804)	(50,941)

Net cash provided by operating activities	2,966,225	3,162,926

Cash flows from investing activities
Acquisition of property, plant and equipment, intangible assets and forests	(4,380,310)	(1,253,489)
Advances for acquisition of timber from forestry partnership program	(53,724)	(22,299)
Subsidiary incorporation - Fibria Innovations		(11,630)
Marketable securities, net	(953,688)	(602,294)
Capital increase on joint-venture	(3,267)
Proceeds from sale of property, plant and equipment	8,798	32,084
Derivative transactions settled (Note 9(c))	(140,553)	(305,890)
Others		(8)

Net cash used in investing activities	(5,522,744)	(2,163,526)

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows
In thousands of Reais	(continued)

	September 30, 2016	September 30, 2015

Cash flows from financing activities
Borrowings	5,225,097	1,965,416
Repayments of principal	(2,175,817)	(1,095,233)
Dividends paid	(303,926)	(149,350)
Others	(3,660)	(1,190)

Net cash provided by financing activities	2,741,694	719,643

Effect of exchange rate changes on cash and cash equivalents	(128,974)	417,016

Net increase in cash and cash equivalents	56,201	2,136,059

Cash and cash equivalents at beginning of period	1,077,651	461,067

Cash and cash equivalents at end of period	1,133,852	2,597,126

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in this consolidated interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarter and principal executive officers are located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the States of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul.

We operate in a single operating segment, which is the producing and selling of short fiber pulp, with our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Eunápolis (State of Bahia) (Veracel Celulose S.A. (“Veracel”), a jointly- controlled entity).

The pulp produced for export is delivered to customers by sea vessels on the basis of long-term contracts with the owners of these vessels, through the ports of Santos, located in the State of São Paulo (operated under a concession from Federal Government until 2017) and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A.).

On December 9, 2015, we participated in the public auction nº 03/2015, promoted by “Agência Nacional de Transportes Aquaviários - ANTAQ”, a regulatory agency, for the leasing of the public areas and infrastructures for handling and storage of paper, pulp and general cargo, for 25 years (renewable for 25 years). The Company was awarded the contract based on its proposal for the Macuco Terminal (STS07), located in the port of Santos, State of São Paulo, in the amount of R$ 115,047, which the approval of the public auction and the adjudication were published in the Federal Official Gazette on March 2, 2016. On September 29, 2016, we signed the instrument of investiture of the terminal.

With the approval of the result and based on the standards ICPC 01 (R1) / IFRIC 12 - Service Concession Arrangements and OCPC 05 - Concession Contracts, the subsidiary Fibria Terminal de Celulose de Santos SPE S.A., recently established by the Company for the administration of Macuco Terminal, recognized on March 2016, the amount of R$ 115,047 related to the grant concession rights into the group of “Intangible assets”, which will be amortized over the concession period.

The main investments according to the contract include:

(i)                 a new storage facility, handling and transshipment of cargo equipment, with static capacity of 75,000 tons at least, ensuring the movement of 1,800,000 tons of pulp bales per year; and,

(ii)              the implementation of new railway lines for access to port facilities.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

The startup of the terminal is expected for the second semester of 2017.

In May 2016, we started the acquisition of hardwood pulp produced by Klabin S.A. (“Klabin”), at its plant located in the city of Ortigueira, in the state of Paraná, as supply agreement signed between the parties and subject of disclosure to the market on May 4, 2015.

The agreement term is six years from the beginning of the plant operations (which may be extended upon agreement between the parties), being four years at a minimum volume of 900,000 tons of short fiber pulp (except if otherwise agreed between the parties) and two years of a gradual reduction of volume (phase out), equivalents to, respectively, 75% and 50% of the volume delivered in the fourth year of the agreement. The purchase price of the volume from Klabin will be based on the average net price charged by the Company and the volume acquired might be sold for countries outside South America.

(b)                                Non-current assets held for sale Losango project assets

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul, in the amount of R$615 million.

The amount of R$ 477 million was received in advance the amount of R$ 477 million, recognized under “Liabilities related to the assets held for sale”. Another installment, amounting to R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. In case of the approvals is not obtained after the period of 96 months, will be returned to CMPC the amount paid to us, plus interest and the escrow deposits made by CMPC will revert.

Since the signing of agreement with CMPC, we have taken action to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the area operating license and filing the documentation required by the government agencies. Management’s best estimate is that approval will be granted.

We have concluded that these assets should remain classified as “assets held for sale” as non-current assets as at September 30, 2016. However, the completion of the sale is not under our sole control and depends on various government approvals, which have been slower than expected.

The Losango assets did not generate any significant impact in the nine-month period ended September 30, 2016 and 2015, since that at this moment, the result of the transaction has not been recognized.

(c)                                 Expansion plan of the Três Lagoas Unit

On May 14, 2015, the Board of Directors approved the Horizonte 2 Project for the construction of the second Três Lagoas pulp production line.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

The construction of Horizonte 2 Project has already started and consists of a new bleached eucalyptus pulp production line with a capacity of 1.95 million tons per year and an estimated investment of US$2.3 billion. The startup of the line is projected for the fourth quarter of 2017 and the physical execution is approximately 60% concluded.

The Project is being financed from the Company’s operating cash flows and financing agreements negotiated with financial institutions.

2                                        Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                              Consolidated interim financial information - basis of preparation

The consolidated interim financial information have been prepared under the historical cost convention, as modified by available-for-sale financial assets, other assets and financial liabilities (including derivative instruments) measured at fair value.

(a)                                Accounting policies adopted

The consolidated interim financial information have been prepared and is being presented in accordance with IAS 34 and Deliberation 673/11 issued by the Brazilian Securities and Exchange Commission (CVM), which approved the CPC 21(R1) - “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB) and the Accounting Statements Committee Standards (CPC), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The consolidated interim financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2015, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this consolidated interim financial information and the estimates used, are the same as those used in the preparation of the most recent annual financial statements, except for the item 2.2.1 below and items related to the adoption of the new standards, amendments and interpretations issued by IASB and CVM, as detailed in Note 3 below.

(b)                                Approval of the consolidated interim financial information

The unaudited consolidated interim financial information were approved by the Board of Directors on October 25, 2016.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

circumstances. Accounting estimates will, by definition, seldom match the actual results. In the nine-month period ended September 30, 2016, except for the item 2.2.1 below, there were no significant changes in the critical estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the current period, compared to those disclosed in Note 3 to our most recent annual financial statements.

2.2.1                    Changing on critical accounting estimates and assumptions

(a)                                Biological assets

The Company reviewed the assumptions used in the calculating of the fair value of biological assets and concluded as appropriate changing, from 2016, the assumption called “actual planted area”, so that the immature forests (up to two years from the date of planting) are maintained at historical cost, as a result of the Management’s understanding that during this period, the historical cost of biological assets approximates of their fair value. The purpose of this change is reflect the experience acquired in the measurement process of biological assets and the alignment of the calculation methodology to the Company’s forest management, which considers continuous forest inventories with the purpose of estimate the volume of timber stock or future production projections, represented by the average annual growth (“IMA”), from the third year of planting.

The assumption regarding the “net average sale price” of biological assets (measured in R$/m³) is now supported only in market prices research, in order to maximize the usage of external and independent data to measure the fair value of the forests.

If the aforementioned changes would not have been made, the fair value adjustment of biological assets would have generated a lower expense of R$ 30,471 in relation to the amount recognized in the nine-month period ended September 30, 2016.

The other assumptions used by the Company to calculate the fair value of biological assets have not changed. See details about the biological assets in Note 16.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

3                                        New standards, amendments and interpretations issued by IASB and CVM

The standards below have been issued and are effectives for future periods, as from January 1, 2018. We have not early adopted these standards.

Standard	Effective date	Main points introduced by the standard	Impacts of the adoption
IFRS 9 - Financial Instruments	January 1, 2018

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than the Statement of profit or loss.

The Company is currently assessing the impacts of the adoption.
IFRS 15 - Revenue recognition	January 1, 2018	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.	The Company is currently assessing the impacts of the adoption.
IFRS 16 - Leases	January 1, 2019

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).
Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Company is currently assessing the impacts of the adoption.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expects to have a material impact on the Company’s financial position and results of operations.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

4                                        Risk management

On July 28, 2016, the Board of Directors approved the revision of the finance policy, with effective date as from August 2016, which main changes are related to the following risk factors:

Cash flow and fair value interest rate risk

The Company shall evaluate on an annual basis the optimal percentage between fixed-rate debts and debts with floating rates. This review will be made by the Treasury department and Governance, Risks and Compliance (“GRC”) department, who will report annually the results to the Finance Committee.

The Finance and Investor Relations Director is responsible for evaluating the hedging strategy of interest rate and inflation, considering the results of evaluation of the optimal percentage and market factors.

Banks and financial institutions

i)            if the Company decides working with private issuers that have more than one rating assessment, the median of the rating classifications will be considered if three risks rating are available and, the lower rating classification if two credit rating are available, issued by the following rating agencies: Fitch, Moody’s and Standard & Poor’s.

ii)         the rating required for the counterparties at the local level (Brazil), is “A” (or “A2”) or “BBB+” (or “Baa1) at the global level.

iii)      any private counterpart must have lonely concentration of, more than 25% of the resources under management for the Company and its Brazilians subsidiaries and, more than 27.5% for the foreign subsidiaries.

The rest of the policies disclosed in the annual financial statements (Note 4) as at December 31, 2015 has no significant changes.

The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), sensitivity analysis (Note 5) and fair value estimates (Note 6), which were considered relevant by Fibria’s management to be accompanied quarterly.

4.1                              Liquidity risk

The table below presents the financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years

At September 30, 2016
Loans and financing	2,454,930	3,563,903	9,986,441	4,821,846
Derivative financial instruments	235,041	206,924	161,225
Trade and other payables	1,455,767	50,210	37,328	25,912

	4,145,738	3,821,037	10,184,994	4,847,758

At December 31, 2015
Loans and financing	1,358,138	4,451,707	7,326,394	2,817,802
Derivative financial instruments	319,954	560,572	902,136
Trade and other payables	758,252	68,327	44,902	39,556

	2,436,344	5,080,606	8,273,432	2,857,358

4.2                              Foreign exchange risk

	September 30, 2016	December 31, 2015

Assets in foreign currency
Cash and cash equivalents (Note 7)	890,165	1,068,180
Trade accounts receivable (Note 10)	392,690	674,224

	1,282,855	1,742,404

Liabilities in foreign currency
Loans and financing (Note 19)	(9,300,200)	(10,215,115)
Trade payables	(232,010)	(76,304)
Derivative financial instruments (Note 9(a))	(231,335)	(1,081,533)

	(9,763,545)	(11,372,952)

Liability exposure	(8,480,690)	(9,630,548)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

5                                        Sensitivity analysis

Sensitivity analysis of changes in foreign currency

The probable scenario is the closing exchange rate at the date of these consolidated interim financial information (R$ x USD = 3.2462). As the amounts have already been recognized in the consolidated interim financial information, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of appreciation/depreciation of the Real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative financial instruments	768,171	1,574,280
Loans and financing	2,183,685	4,367,370
Cash and cash equivalents	207,121	414,241

Sensitivity analysis in changes in interest rate

We adopted as the probable scenario the fair value considering the market yield as at September 30, 2016. As the amounts have already been recognized in the consolidated interim financial information, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

	Impact of increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	1,303	2,507
Currency basket	1,735	3,466
TJLP	1,622	3,221
Interbank Deposit Certificate (CDI)	5,103	10,067

Derivative financial instruments
LIBOR	9,897	18,140
TJLP	2,286	2,913
Interbank Deposit Certificate (CDI)	53,596	101,659

Marketable securities (a)
Interbank Deposit Certificate (CDI)	2,512	4,848

(a)                                 Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

Sensitivity analysis in changes in the United States Consumer Price Index - US-CPI

To calculate the “Probable” scenario, we used the US-CPI index at September 30, 2016. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI for the definition of the scenarios “Possible” and “Remote”, respectively.

	Impact of appreciation of the US-CPI at the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	109,137	224,254

6                                        Fair value estimates

In the nine-month period ended September 30, 2016, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the classification of those instruments disclosed in Note 6 to our most recent annual financial statements as at December 31, 2015. There were no transfers between levels 1, 2 and 3 during the periods presented.

	September 30, 2016
	Level 1	Level 2	Level 3	Total
Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		515,084		515,084
Warrant to acquire Ensyn’s shares (Note 15)			9,933	9,933
Marketable securities (Note 8)	58,821	2,306,479		2,365,300

Available for sale financial assets
Other investments — fair value method - Ensyn (Note 15)			103,977	103,977

Biological asset (Note 16)			4,323,741	4,323,741

Total assets	58,821	2,821,563	4,437,651	7,318,035

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(519,160)		(519,160)

Total liabilities		(519,160)		(519,160)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		300,489		300,489
Warrant to acquire Ensyn’s shares (Note 15)			11,949	11,949
Marketable securities (Note 8)	40,364	1,365,478		1,405,842

Available for sale financial assets
Other investments — fair value method - Ensyn (Note 15)			125,071	125,071

Biological asset (Note 16)			4,114,998	4,114,998

Total assets	40,364	1,665,967	4,252,018	5,958,349

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(1,128,450)		(1,128,450)

Total liabilities		(1,128,450)		(1,128,450)

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

	Yield used to discount (*)	September 30, 2016	December 31, 2015

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		340,259	387,939
Bonds - Fibria Overseas		2,052,410	2,237,193
Estimated based on discounted cash flow
In foreign currency
Export credits (Pre-payments)	LIBOR USD	5,088,307	6,831,364
Finnvera	LIBOR USD	847,418
Export credits (ACC/ACE)	DDI	454,517	46,445
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	797,293	809,793
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	111,379	107,797
BNDES — Selic	Brazilian interbank rate (DI 1)	22,436	11,110
Currency basket	Brazilian interbank rate (DI 1)	498,557	549,246
CRA	Brazilian interbank rate (DI 1)	2,633,647	658,573
FINEP	Brazilian interbank rate (DI 1)	1,803	2,063
FINAME	Brazilian interbank rate (DI 1)	2,735	4,951
NCE in Reais	Brazilian interbank rate (DI 1)	653,137	694,859
FCO	Brazilian interbank rate (DI 1)	13,832	21,303
FDCO	Brazilian interbank rate (DI 1)	355,043

		13,872,773	12,362,636

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and counterpart credit risk. The contract fair value is the difference between the asset and liability. The only exception is the TJLP x US$ swap, where the cash flow of the asset leg (TJLP x fixed) are projected using a stable yield, as current TJLP value, during the duration of the swap contract, obtained from Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”).

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both of Fibria’s and counterpart credit risk. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates in the American titles indexed to the inflation rate (TIPS), issued by the Bloomberg. The cash flow of the asset position is projected using the fixed rate established in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in September 30, 2016 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %
1M	14.03	1M	0.55	1M	(6.17)
6M	13.33	6M	0.91	6M	0.54
1Y	12.48	1Y	0.94	1Y	1.39
2Y	11.73	2Y	1.01	2Y	2.09
3Y	11.58	3Y	1.07	3Y	2.49
5Y	11.60	5Y	1.18	5Y	3.37
10Y	11.78	10Y	1.47	10Y	3.93

7                                        Cash and cash equivalents

	Average yield p.a. - %	September 30, 2016	December 31, 2015

Cash and banks		101,788	196,274
Fixed-term deposits
Local currency	101.69 of CDI	203,583	3,985
Foreign currency (i)	0.47	828,481	877,392

		1,133,852	1,077,651

(i) Mainly Time Deposit maturing within 90 days.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

8                                        Marketable securities

	Average yield p.a.- %	September 30, 2016	December 31, 2015

In local currency
Brazilian Federal provision fund	77 of CDI	9	250
Brazilian Federal Government securities
At fair value through profit and loss	79.80 of CDI	58,821	40,364
Held to maturity (i)	6 and 79.80 of CDI	77,210	73,914
Private securities (repurchase agreements)	100.43 of CDI	2,306,479	1,365,478

Marketable securities		2,442,519	1,480,006

Current		2,371,858	1,411,864

Non-Current		70,661	68,142

(i)        The yield of 79.80% of CDI refers to the investment fund — Pulp and the yield of 6% p.a. refers to the agrarian debt bonds.

The increase of R$ 962,513 in the nine-month period ended September 30, 2016 refers, mainly, to the funds raised in the period, as detailed in Note 19.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

9                                        Derivative financial instruments (including embedded derivative)

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	1,475,000	310,000	249,134	(8,627)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)	604,670	622,907	(17,133)	(8,902)

Hedges of foreign currency
Swap DI x US$ (USD)	318,828	358,607	(293,686)	(648,052)
Swap TJLP x US$ (USD)	49,284	98,287	(80,431)	(230,433)
Swap Pre x US$ (USD)	89,144	112,107	(89,219)	(185,519)

			(231,335)	(1,081,533)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	824,293	857,710	227,259	253,572

			(4,076)	(827,961)

Classified
In current assets			199,836	26,795
In non-current assets			315,248	273,694
In current liabilities			(250,750)	(302,787)
In non-current liabilities			(268,410)	(825,663)

			(4,076)	(827,961)

(*) The embedded derivative is a swap of the US-CPI variations during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

(b)                                 Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) - in currency of origin			Fair value
Type of derivative and protected risk	Currency	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$	604,670	622,907	1,911,706	2,308,517
Real CDI to USD	R$	622,134	698,559	1,006,536	1,058,346
Real TJLP to USD	R$	80,519	159,938	79,875	153,963
Real Pre to USD	R$	191,666	236,072	164,467	182,240
Liability
LIBOR to fixed	US$	604,670	622,907	(1,928,839)	(2,317,419)
Real CDI to USD	US$	318,828	358,607	(1,300,222)	(1,706,398)
Real TJLP to USD	US$	49,284	98,287	(160,306)	(384,396)
Real Pre to USD	US$	89,144	112,107	(253,686)	(367,759)

Total of swap contracts				(480,469)	(1,072,906)

Options - Cash flow hedge
Zero cost collar	US$	1,475,000	310,000	249,134	(8,627)

				(231,335)	(1,081,533)

(c)                                 Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015

Operational hedge
Cash flow hedge of exports	249,134	(8,627)	10,804	(125,107)
Hedge of debts
Hedge of interest rates	(17,133)	(8,902)	(14,205)	(15,333)
Hedge of foreign currency	(463,336)	(1,064,004)	(137,152)	(279,191)

	(231,335)	(1,081,533)	(140,553)	(419,631)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

(d)                                Fair value and counterparty by maturity date of economic hedge strategy contracts

	September 30, 2016	December 31, 2015

2016	7,575	(281,423)
2017	(34,417)	(396,982)
2018	(121,735)	(280,340)
2019	(51,623)	(76,408)
2020	(31,135)	(46,380)

	(231,335)	(1,081,533)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at September 30, 2016 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

10                                 Trade accounts receivable

	September 30, 2016	December 31, 2015

Domestic customers	88,921	75,281
Export customers	392,690	674,224

	481,611	749,505

Allowance for doubtful accounts	(6,833)	(7,153)

	474,778	742,352

In the nine-month period ended September 30, 2016, we made some credit assignment without recourse for certain customers’ receivables, in the amount of R$ 1,794,735 (R$ 1,788,970 at December 31, 2015), that were derecognized from accounts receivable in the balance sheet. The amounts regarding to these credit assignment were received by us.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

11                                 Inventory

	September 30, 2016	December 31, 2015

Finished goods at plants/warehouses
Brazil	266,235	155,286
Abroad	870,902	731,498
Work in progress	20,578	12,935
Raw materials	462,198	520,445
Supplies	164,949	150,838
Imports in transit	2,788	144

	1,787,650	1,571,146

12                                 Recoverable taxes

	September 30, 2016	December 31, 2015

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	1,022,289	762,743
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	24,964	26,235
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	1,035,677	978,399
Federal tax credits		356,058
Credit related to Reintegra Program	85,744	91,145
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	706,672	727,210
Provision for the impairment of ICMS credits	(1,040,865)	(967,332)

	1,834,481	1,974,458

Current	224,069	462,487

Non-current	1,610,412	1,511,971

During the nine-month period ended September 30, 2016, there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in this note and the Note 14 to the most recent annual financial statements.

13                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

The Company still believes in the previsions of the International Double Taxation Treaties signed by Brazil. However, as the decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal — STF), nowadays the Company taxes the foreign profits according to the Law 12,973/14.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

(a)                                Deferred taxes

	September 30, 2016	December 31, 2015

Tax loss carryforwards (i)	421,686	54,888
Provision for legal proceeds	133,693	119,924
Sundry provisions (impairment, operational and other)	537,457	637,176
Results of derivative contracts - payable on a cash basis for tax purposes	1,386	281,507
Exchange losses (net) - payable on a cash basis for tax purposes	1,425,504	2,396,243
Tax amortization of the assets acquired in the business combination - Aracruz	97,872	99,196
Actuarial gains on medical assistance plan (SEPACO)	3,743	3,743
Income tax and social contribution from foreign-domiciled subsidiaries under IFRS	(609,881)	(338,315)
Tax accelerated depreciation	(14,111)	(7,324)
Reforestation costs already deducted for tax purposes	(449,425)	(387,568)
Fair values of biological assets	(121,733)	(174,450)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(603,846)	(536,752)
Transaction costs and capitalized financing costs	(63,438)	(5,347)
Other provisions	(7,534)	(14,704)

Total deferred taxes asset, net	751,373	2,128,217

Deferred taxes - asset (net by entity)	1,122,895	2,399,213

Deferred taxes - liability (net by entity)	371,522	270,996

(i)        The balance as at September 30, 2016 is presented net of R$ 304,227 (R$ 346,291 as at December 31, 2015) related to the provision for impairment for foreign tax losses.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

Changes in the net balance of deferred income tax are as follows:

	September 30, 2016	December 31, 2015

At the beginning of the period	2,128,217	924,308
Tax loss carryforwards	366,798	(137,759)
Temporary differences from provisions	(85,950)	198,028
Provision for tax on investments in foreign-domiciled subsidiaries	(271,566)	(312,338)
Derivative financial instruments taxed on a cash basis	(280,121)	139,569
Amortization of goodwill	(68,418)	(92,598)
Reforestation costs	(68,644)	(36,605)
Exchange losses (net) taxed on a cash basis	(970,739)	1,483,024
Fair value of biological assets	52,717	(21,430)
Actuarial losses on medical assistance plan (SEPACO)(*)		(2,866)
Transaction costs and capitalized financing costs	(58,091)	(5,347)
Other	7,170	(7,769)

At the end of the period	751,373	2,128,217

(*) Deferred taxes related to the other comprehensive income.

(b)                                Reconciliation of taxes on income

	September 30, 2016	September 30, 2015

Income (loss) before tax	3,154,318	(1,522,491)
Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(1,072,468)	517,647

Reconciliation to effective expense:
Equity in results of joint-venture	(258)	253
Credit from Reintegra Program	1,372	18,604
Benefits to directors	(10,538)	(6,292)
Foreign exchange effects on foreign subsidiaries (i)	(294,983)	452,174
Other, mainly non-deductible provisions	(22,309)	(12,894)

Income tax and social contribution benefit (expense) for the period	(1,399,184)	969,492

Effective rate - %	44.4	63.7

(i)        Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the Real as the functional currency. As the Real is not used for tax purposes in the foreign country this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it ever be subject to tax in Brazil.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

14                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim S.A., which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 29.08% of our shares (together the “Controlling Shareholders”). The Company’s commercial and financial transactions with its subsidiaries, Votorantim Group’s entities and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

In the nine-month period ended September 30, 2016, there were no significant changes in the terms of the contracts, agreements and transactions, and there were no new contracts, agreements or transactions with distinct nature between the Company and its related parties when compared to the transactions disclosed in Note 16 to the most recent financial statements as at December 31, 2015.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	September 30, 2016	December 31, 2015

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(418)	(9)
Votorantim S.A.	Land leases		(851)
BNDES	Financing	(1,573,654)	(1,851,408)

		(1,574,072)	(1,852,268)

Transactions with Votorantim Group’ entities
Votorantim S.A.	Financing	9,739	11,714
Votener - Votorantim Comercializadora e Energia	Energy supplier	1,171	6,937
Banco Votorantim S.A.	Investments	187,273	32,806
Banco Votorantim S.A.	Financial instruments	2,751	(1,066)
Votorantim Cimentos S.A.	Energy supplier		517
Votorantim Cimentos S.A.	Input supplier	(51)	(50)
Polimix Concreto Ltda.	Input supplier		(143)
Votorantim Siderurgia	Standing wood supplier	(2,176)	(4,164)
Sitrel Siderurgia Três Lagoas	Land leases	(10)
Pedreira Pedra Negra	Input supplier		(21)
Votorantim Metais Ltda.	Chemical products supplier	(491)	(277)
Companhia Brasileira de Alumínio - CBA	Land leases	(699)	(695)

		197,507	45,558
Net		(1,376,565)	(1,806,710)

Presented in the following lines
In assets
Marketable securities (Note 8)		187,273	32,806
Derivative financial instruments (Note 9)		2,751
Related parties - non-current		9,739	11,714
Other assets - current		1,171	7,454
In liabilities
Loans and financing (Note 19)		(1,573,654)	(1,851,408)
Derivative financial instruments (Note 9)			(1,066)
Suppliers		(3,845)	(6,210)
		(1,376,565)	(1,806,710)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

(ii)                               Amounts transacted in the period

	Nature	September 30, 2016	September 30, 2015

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(8,357)	(7,592)
BNDES	Financing	15,575	(352,205)
		7,218	(359,797)

Transactions with Votorantim Group’s entities
Votorantim S.A.	Financing	(1,975)	3,950
Votener - Votorantim Comercializadora de Energia	Energy supplier	(13,588)	67,125
Banco Votorantim S.A.	Investments	3,908	1,758
Banco Votorantim S.A.	Financial instruments	2,703	(1,016)
Banco Votorantim S.A.	Rendering of services	(1,500)
Votorantim CTVM Ltda.	Rendering of services	(119)
Votorantim Cimentos S.A.	Energy supplier	7,892	4,907
Votorantim Cimentos S.A.	Input supplier	(224)	(79)
Votorantim Cimentos S.A.	Selling of wood		126
Votorantim Siderurgia S.A.	Standing wood supplier	(9,734)	3,361
Sitrel Siderurgia Três Lagoas	Energy supplier	5,332
Sitrel Siderurgia Três Lagoas	Land leases	(10)
Pedreira Pedra Negra	Input supplier	(78)	(219)
Votorantim Metais Ltda.	Chemical products supplier	(7,566)	(3,155)
Votorantim Metais Ltda.	Land leases		(2,318)
Companhia Brasileira de Alumínio - CBA	Land leases	(399)	(2,541)
		(15,358)	71,899

(b)                                Key management compensation

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	September 30, 2016	September 30, 2015

Benefits to officers and directors (i)	12,091	37,347
Benefit program - Phantom Stock Options and Stock Options plans	(8,974)	12,950
	3,117	50,297

(i)        Benefits to officers and directors include fixed compensation, social charges, profit sharing program and the variable compensation program.

The amount of R$ 3,117 recognized as provision or reversal of provision in the nine-month period ended September 30, 2016, was impacted by the change in the Company’s stock price, which is considered for the valuation of the variable compensation program and benefit program (Phantom Stock Options and

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

Stock Options plans) existing.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$ 954 for the nine-month period ended September 30, 2016 (R$ 713 for the nine-month period ended September 30, 2015).

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded as follows:

	September 30, 2016	December 31, 2015

Current liability
Payroll, profit sharing and related charges	13,444	37,563

Non-current liability
Other payables	2,100	9,401

Shareholders’ equity
Capital reserve	4,637	9,329
	20,181	56,293

15                                 Investments

	September 30, 2016	December 31, 2015

Investment in joint-venture - equity method	3,260	751
Other investments - at fair value (i)	113,910	137,020
	117,170	137,771

(i)        Fair value change in our interest in Ensyn was not significant in the nine-month period ended September 30, 2016. The decrease in the balance refers to the foreign currency effect on the investment.

None of the subsidiaries and jointly-operated entities has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 21.

Additionally, the Company does not have any significant restriction or commitments with regards to its joint-venture.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

16                                 Biological assets

	September 30, 2016	December 31, 2015

At the beginning of the period	4,114,998	3,707,845

Additions	1,115,127	1,344,355
Harvests in the year (depletion)	(796,600)	(1,102,725)
Change in fair value - step up	(108,014)	184,583
Disposals / provision for disposals	(1,770)	(19,063)
Transfer (i)		3
At the end of the period	4,323,741	4,114,998

(i) Includes transfers between biological assets and property, plant and equipment.

17                                 Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress (i)	Other (ii)	Total

At December 31, 2014	1,200,512	1,358,716	6,457,787	217,627	18,091	9,252,733
Additions	453,775	335	3,640	553,291	1,903	1,012,944
Disposals	(17,367)	(6,056)	(16,005)		(887)	(40,315)
Depreciation		(112,005)	(653,595)		(14,368)	(779,968)
Acquisition of assets - Fibria Innovations			4,212			4,212
Transfers and others (iii)		50,294	184,508	(303,900)	52,878	(16,220)

At December 31, 2015	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386
Additions		575	6,704	3,140,594	1,176	3,149,049
Disposals	(413)	(4,964)	(17,916)		(423)	(23,716)
Depreciation		(88,567)	(489,999)		(13,151)	(591,717)
Transfers and others (iii)	6,147	82,844	194,041	(336,165)	76,665	23,532
At September 30, 2016	1,642,654	1,281,172	5,673,377	3,271,447	121,884	11,990,534

(i)        Includes the amount of R$ 3,066,300 regarding the Horizonte 2 Project.

(ii)     Includes vehicles, furniture, IT equipment and others.

(iii)  Includes transfers between property, plant and equipment, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

18                                 Intangible assets

	September 30, 2016	December 31, 2015

At the beginning of the period	4,505,634	4,552,103
Additions	116,134	8
Amortization	(50,704)	(76,021)
Disposals	(98)	(67)
Transfers and others (*)	13,139	29,611
At the end of the period	4,584,105	4,505,634

Composed by
Goodwill — Aracruz	4,230,450	4,230,450
Systems development and deployment	32,156	28,677
Concession right — Macuco Terminal (Note 1(a))	115,047
Acquired from business combination
Databases	102,600	136,800
Relationships with suppliers - chemical products	85,078	92,812
Other	18,774	16,895
	4,584,105	4,505,634

(*)    Includes transfers between property, plant and equipment and intangible assets.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

19                                 Loans and financing

(a)                                Breakdown of the balance by type of loan

		Average
		annual	Current		Non-current		Total
Type/purpose	Interest rate	interest rate - %	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015	September 30, 2016	December 31, 2015

In foreign currency
BNDES - currency basket	UMBNDES	6.5	72,141	78,632	493,370	652,610	565,511	731,242
Bonds - US$	Fixed	5.6	44,764	15,801	2,235,918	2,686,105	2,280,682	2,701,906
Finnvera	LIBOR	2.5	4,389		831,497		835,886
Export credits (prepayment)	LIBOR	2.5	313,583	595,795	4,849,769	6,141,049	5,163,352	6,736,844
Export credits (ACC/ACE)	Fixed	1.6	454,769	45,123			454,769	45,123
			889,646	735,351	8,410,554	9,479,764	9,300,200	10,215,115

In Reais
BNDES	TJLP	6.5	170,651	186,937	679,324	776,421	849,975	963,358
BNDES	Fixed	5.75	33,069	29,745	89,213	100,460	122,282	130,205
BNDES	Selic	6.9	753	18	35,133	26,585	35,886	26,603
FINAME	TJLP/Fixed	3.1	2,226	3,236	668	2,226	2,894	5,462
CRA	CDI	11.46	96,941	16,687	2,676,798	659,275	2,773,739	675,962
NCE	CDI	12.39	304,498	88,855	365,596	613,177	670,094	702,032
FCO, FDCO and FINEP	Fixed	8.0	11,988	12,048	425,281	13,047	437,269	25,095
			620,126	337,526	4,272,013	2,191,191	4,892,139	2,528,717
			1,509,772	1,072,877	12,682,567	11,670,955	14,192,339	12,743,832

Interest			257,301	94,172	76,586	109,658	333,887	203,830
Short-term borrowing			454,468	44,905			454,468	44,905
Long-term borrowing			798,003	933,800	12,605,981	11,561,297	13,403,984	12,495,097
			1,509,772	1,072,877	12,682,567	11,670,955	14,192,339	12,743,832

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity

	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total

In foreign currency
BNDES - currency basket	22,635	66,478	53,987	148,392	156,660	38,509	6,709					493,370
Bonds - US$				310,543	—			1,925,375				2,235,918
Finnvera		103,937	103,937	103,937	103,937	103,937	103,937	103,937	103,938			831,497
Export credits (prepayment)	154,703	1,153,532	2,450,621	360,859	730,054							4,849,769
	177,338	1,323,947	2,608,545	923,731	990,651	142,446	110,646	2,029,312	103,938			8,410,554

In Reais
BNDES - TJLP	44,351	121,486	91,517	157,551	168,857	56,428	26,666	12,468				679,324
BNDES - Fixed rate	8,533	33,197	27,093	15,200	4,791	399						89,213
BNDES - Selic	355	1,419	1,419	1,419	554	1,409	14,900	13,658				35,133
FINAME	501	167										668
CRA				1,187,050	661,292		828,456					2,676,798
NCE	21,252	257,894	43,225	43,225								365,596
FCO, FDCO and FINEP	2,974	659	47,448	46,775	46,775	46,775	46,775	46,775	46,775	46,775	46,775	425,281
	77,966	414,822	210,702	1,451,220	882,269	105,011	916,797	72,901	46,775	46,775	46,775	4,272,013
	255,304	1,738,769	2,819,247	2,374,951	1,872,920	247,457	1,027,443	2,102,213	150,713	46,775	46,775	12,682,567

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	September 30, 2016	December 31, 2015

Real	4,856,253	2,502,114
U.S. Dollar	8,734,689	9,483,873
Selic	35,886	26,603
Currency basket	565,511	731,242
	14,192,339	12,743,832

(d)                                Roll forward

	September 30, 2016	December 31, 2015

At the beginning of period	12,743,832	8,326,519
Borrowings	5,330,223	3,118,475
Interest expense	497,106	479,287
Foreign exchange losses (gains)	(1,750,028)	3,037,653
Repayments - principal amount	(2,175,817)	(1,800,670)
Interest paid	(359,539)	(405,546)
Additional transaction costs	(105,126)	(30,486)
Other (*)	11,688	18,600
At the end of the period	14,192,339	12,743,832

(*)    It includes amortization of transactions costs.

(e)                                 Relevant operations settled in the period

Export credits - ACC

During the nine-month period ended September 30, 2016, the Company paid some export contracts (ACC) in the amount of US$ 404 million (equivalent then to R$ 1,387,578), which interest rate were between 1.24% and 1.99% p.a.

(f)                                  Relevant operations contracted in the period

Export credits — ACC and ACE

During the nine-month period ended September 30, 2016, the Company, through its subsidiary Fibria-MS, entered into export contracts (ACC and ACE) in the amount of US$ 140 million (equivalent then to R$ 462,252), which matures through October 2016 with a fixed interest rate between 1.55% and 1.60% p.a.

Agribusiness Credit Receivable Certificates - CRA

During the nine-month period ended September 30, 2016, the Company concluded three public distributions with restrict efforts of Agribusiness Credit Receivable Certificates issued by Eco

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

Securitizadora de Direitos Creditórios do Agronegócio S.A. In the first distribution, the total amount released was R$ 1,350 million, in two tranches, being the first tranche in the amount of R$ 880 million, with maturity for the principal in 2020, payments of interest semi-annually and an interest rate of 97% of CDI and the second tranche in the amount of R$ 470 million, with maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 5.9844% p.a. The funds were received by the Company on June 23, 2016. In the second distribution, the total amount released was R$ 374 million, with maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 5.9844% p.a. The funds were received by the Company on August 15, 2016. In the third distribution, the total amount released was R$ 326 million, with maturity for the principal in 2020, payments of interest semi-annually and an interest rate of 97% of CDI. The funds were received by the Company on August 31, 2016. The events of default of the contract are reflected in the item (g) below.

Finnvera (Finnish Development Agency)

In May 2016, the Company, through its subsidiary Fibria-MS, entered into a loan agreement for the financing of imported equipment for the second pulp production line in Três Lagoas (Horizonte 2 Project). The total amount raised was U.S. Dollar equivalent to € 383,873 thousand with the financial institutions BNP Paribas, Finnish Export Credit, HSBC Bank and Nordea, totally guaranteed by Finnvera (Export Credit Agency). During the nine-month period ended September 30, 2016, the amount of US$ 275 million (equivalents then R$ 919,628) was released in three tranches of US$ 194 million, US$ 67 million and US$ 14 million, maturing in December 2025 and interest rates at semi-annual LIBOR plus 1.03% p.a. for the first tranche and semi-annual LIBOR plus 1.08% p.a. for the second and third tranches. The remaining balance not released of U.S. Dollar equivalent to € 140,120 thousand, will be released according to the payments for the suppliers of the project. The events of default of the contract are reflected in the item (g) below.

Middle West Development Fund (FDCO)

In September 2016, the Company, through its subsidiary Fibria-MS, raised R$ 423,621 from the total of R$ 831,478 contracted with Banco do Brasil, with an interest rate of 8.0% p.a., monthly payments of principal and interest as from June 2019 and final maturity in December 2027. The remaining balance of R$ 407,857 might be released until the end of 2016.

(g)                                Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2 to the most recent financial statements for the year ended December 31, 2015)) cannot exceed 4.5 times.

The Company is in full compliance with the covenants established in the financial contracts at September 30, 2016.

The loan and financing agreements with debt financial covenants also present the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

•             Expropriation, confiscation or any other action affecting a significant portion of the Company’s assets;

•             Addiction, invalidity, ineffectiveness or unenforceability of the contract;

•             Extinction or termination the contract for any reason or person;

•             Split of the Company without the prior consent of the creditor;

•             Any direct or indirect controlling which does not integrate the Votorantim Group, to perform any act aimed annul, revise, cancel or repudiate by judicial or extrajudicial means the contract;

•             Compliance with certain environmental and social conditions on the Horizon Project 2, for Finnvera’s contract.

20                                 Trade payables

	September 30, 2016	December 31, 2015

Local currency
Related parties	4,885	5,738
Third parties (i)	1,105,814	585,975
Foreign currency
Third parties	232,010	76,304
	1,342,709	668,017

(i)        As mentioned in Note 1 (a), we have a long-term supply agreement of hardwood pulp with Klabin in different conditions in terms of volume, exclusivity, guarantees and payment terms up to 360 days, whose prices were practiced in market conditions, as established in the agreement.

As at September 30, 2016, the amount of R$ 489,127 (zero as at December 31, 2015) refers to pulp purchases of the contract abovementioned.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

21                                 Provision for contingencies

	September 30, 2016			December 31, 2015
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	105,327	111,359	6,032	96,997	106,571	9,574
Labor	70,746	229,159	158,413	64,429	201,561	137,132
Civil	21,021	42,329	21,308	18,918	37,537	18,619
	197,094	382,847	185,753	180,344	345,669	165,325

The change in the provision for contingencies is as follows:

	September 30, 2016	December 31, 2015

At the beginning of the period	345,669	302,144
Settlement	(1,751)	(16,334)
Reversal	(12,767)	(38,196)
New litigation	14,503	37,089
Accrual of financial charges	37,193	60,966
At the end of the period	382,847	345,669

(i)                                   Significant changes in the period

Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

On January 19, 2016, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais) rejected as per the casting vote of CARF’s President, the appeal filed by the Company in the administrative process regarding the tax assessment received on the swap of industrial and forestry assets with International Paper, as mentioned in Note 24(b)(iv) of our most recent annual financial statements as at December 31, 2015. The Company was notified of the decision on May 25, 2016 and due to the impossibility of new resources and the consequent closure of the case at the administrative level, decided to continue the discussion with the Judiciary and the presentation of challenge is pending by the Union. The Company presented judicial guarantee, which was accepted and maintains its position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible. The updated amount as at September 30, 2016 was R$ 1,646,813.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

Tax assessment - IRPJ/CSLL - Fibria Trading International

On February 25, 2016, the Company was notified of the decision that rejected the appeal filed by the tax authorities, in view of the favorable decision to the Company in the first administrative level. Since that there were no new appeal by the tax authorities, on March 6, 2016, the tax assessment was extinguished.

Tax assessment - IRPJ/CSLL - Fibria Overseas Holding

On October 21, 2015, the Company was notified of the CARF’s decision that judged favorably the appeal presented. Since that there were no new appeal by the tax authorities, on January 21, 2016, the tax assessment was extinguished.

Tax assessment - IRPJ/CSLL - Newark

On February 3, 2016, CARF judged favorably the appeal presented by the Company and rejected the appeal filled by the tax authorities. On March 21, 2016, the tax authorities filled petitions regarding the administrative proceedings informing they do not have interest in pursuing the discussion in the Superior Chamber of Tax Appeals, which leads the tax assessment to be extinguished.

22                                 Revenue

(a)                                Reconciliation

	September 30, 2016	September 30, 2015

Gross amount	9,067,147	9,018,281
Sales taxes	(173,295)	(143,054)
Discounts and returns (*)	(1,812,842)	(1,779,175)
Net revenues	7,081,010	7,096,052

(*)    Related mainly to trade discounts.

(b)                                Information about markets

	September 30, 2016	September 30, 2015

Revenue
Domestic market	703,044	564,612
Export market	6,312,661	6,461,801
Services	65,305	69,639
	7,081,010	7,096,052

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

23                                 Financial results

	September 30, 2016	September 30, 2015

Financial expenses
Interest on loans and financing (i)	(426,776)	(329,689)
Loans commissions	(16,329)	(7,344)
Others	(91,398)	(60,913)

	(534,503)	(397,946)

Financial income
Financial investment earnings	126,127	65,756
Others (ii)	63,430	66,426

	189,557	132,182

Gains (losses) on derivative financial instruments
Gains	1,063,671	480,198
Losses	(380,337)	(1,369,677)

	683,334	(889,479)

Foreign exchange losses and monetary adjustment, net
Loans and financing	1,750,028	(3,254,485)
Other assets and liabilities (iii)	(274,905)	627,441

	1,475,123	(2,627,044)
Net	1,813,511	(3,782,287)

(i)        Does not include the amount of R$ 70,330 as at September 30, 2016 (R$ 2,438 as at September 30, 2015), related to capitalized financing costs.

(ii)     Includes interest accrual of the tax credits.

(iii) Includes the effect of exchange foreign on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

24                                 Expenses by nature

	September 30, 2016	September 30, 2015

Cost of sales
Depreciation, depletion and amortization	(1,385,378)	(1,390,903)
Freight	(656,553)	(656,709)
Labor expenses	(406,822)	(358,997)
Variable costs (raw materials, miscellaneous materials and inventories for resale)	(2,567,803)	(1,839,956)
	(5,016,556)	(4,246,565)

Selling expenses
Labor expenses	(24,492)	(21,526)
Selling expenses (i)	(293,224)	(266,897)
Operational leasing	(1,609)	(1,340)
Depreciation and amortization charges	(7,418)	(7,398)
Other expenses	(18,785)	(15,397)
	(345,528)	(312,558)

General and administrative
Labor expenses	(77,922)	(73,849)
Third-party services	(77,019)	(77,786)
Depreciation and amortization	(10,054)	(12,055)
Taxes and contributions	(4,805)	(4,837)
Operating leases and insurance	(8,309)	(6,552)
Other expenses	(23,398)	(19,728)
	(201,507)	(194,807)

Other operating (expenses) income
Programs of variable compensation (ii)	(42,215)	(95,531)
Loss on disposal of property, plant and equipment	(22,127)	(15,665)
Tax credits	12,282	2,195
Provision of contingencies	(14,129)	(7,928)
Changes in fair value of biological assets	(108,014)	29,831
Others	(1,651)	4,028
	(175,854)	(83,070)

(i)            Includes handling expenses, storage and transportation expenses and sales commissions and others.

(ii)         Includes the provisions/reversals of the variable compensation program and benefit programs (Phantom Stock Options and Stock Options plans), which consider the Company’s stock price in its valuation.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

25                                 Earnings per share

(a)                                Basic

	September 30, 2016	September 30, 2015

Numerator
Net income (loss) attributable to the shareholders of the Company	1,747,103	(563,286)

Denominator
Weighted average number of common shares outstanding	553,590,604	553,591,281
Basic earnings (loss) per share - in Reais	3.16	(1.02)

The weighted average number of shares in the presented periods is represented by a total number of shares of 553,934,646 issued and outstanding for the nine-month period ended September 30, 2016 and 2015, without considering treasury shares, for total of 344,042 shares in the nine-month period ended September 30, 2016 and 2015. In the nine-month period ended September 30, 2016 and 2015 there were no changes in the number of shares of Company.

(b)                                Diluted

	September 30, 2016	September 30, 2015

Numerator
Net income (loss) attributable to the shareholders of the Company	1,747,103	(563,286)

Denominator
Weighted average number of common shares outstanding	553,590,604	553,591,281
Dilution effect
Stock options	894,976	687,840
Weighted average number of common shares outstanding adjusted according to dilution effect	554,485,580	554,279,121
Diluted earnings (loss) per share (in Reais)	3.15	(1.02)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim financial information at September 30, 2016

In thousands of Reais, unless otherwise indicated

26                                 Explanatory notes not presented

According to the requirements for disclosure contained in Circular-Letter CVM/SNC/SEP/No. 003/2011, we presented explanatory notes to the annual financial statements detailing the financial instruments by category (Note 7), credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 25), asset retirement obligations (Note 26), long term commitments (Note 27), benefits to employees (Note 29), compensation program based on shares (Note 30), insurance (Note 34), non-current assets held for sale (Note 36) and impairment testing (Note 37), that we omitted in the September 30, 2016 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as at December 31, 2015.

27                                 Subsequent event

On October 7, 2016, the Company approved the public distributions of Agribusiness Credit Receivable Certificates (CRA) to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., until the amount of R$ 1,700,000, in two tranches, being the first tranche with maturity for the principal in 2022 and an interest rate of 99% of CDI and the second tranche with maturity for the principal in 2023 and an interest rate indexed to NTN-B 24. The Agribusiness Credit Receivable Certificates will be backed in Export Credit Notes (“NCEs”) to be issued by the Company.

*         *         *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31st, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO